File No. 812-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of:

Van Eck Associates Corporation;

Van Eck Securities Corporation;

Market Vectors ETF Trust;

Van Eck VIP Trust; and

Van Eck Funds

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Application under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Rule 12d1-2(a) thereunder.

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All communications and orders to:

Jonathan R. Simon Van Eck Associates Corporation 335 Madison Avenue New York, NY 10017	Stuart M. Strauss Dechert LLP 1095 Avenue of the Americas New York, NY 10036

Page 1 of 9 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on December 18, 2014

I.	INTRODUCTION

Van Eck Associates Corporation (the “VEAC”), Van Eck Securities Corporation (“VESC”), Market Vectors ETF Trust (“MV Trust”), Van Eck VIP Trust (“VIP Trust”) and Van Eck Funds (“VE Funds” and, together with MV Trust and VIP Trust, the “Trusts,” and, collectively with VEAC, “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other registered open-end management investment company or series thereof that (a) is advised by VEAC or any investment adviser controlling, controlled by, or under common control with VEAC (any such adviser or VEAC, the “Adviser”),1 (b) is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act as the Trusts, (c) invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),2 also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”). VESC is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority, and serves as the principal underwriter for the Trusts. Applicants also request that the order exempt any entity controlling, controlled by or under common control with VESC that now or in the future acts as principal underwriter with respect to the transactions described in the Application.

II.	APPLICANTS

A.	Van Eck Funds

Van Eck Funds is a business trust organized under the laws of the State of Massachusetts on April 3, 1985 and is registered under the Act as an open-end management investment company. Van Eck Funds currently consists of eight Funds, each with its own investment objective and policies. Additional Funds of Van Eck Funds may be added in the future. The shares of the Funds of Van Eck Funds are offered and sold to retail and institutional investors and are not offered and sold through separate accounts. Van Eck Funds is managed by a board of trustees (the “VE Funds Board”).

B.	Van Eck VIP Trust

Van Eck VIP Trust is a business trust organized under the laws of the State of Massachusetts on January 7, 1987 and is registered under the Act as an open-end management investment company. VIP Trust currently consists of six Funds, each with its own investment objective and policies. Additional Funds of VIP Trust may be added in the future. The shares of the Funds in the VIP Trust are not sold to

[1]	Each Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

[2]	Every existing entity that currently intends to rely on the requested order is named as an applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the Application.
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the public, but are offered exclusively to registered separate accounts of variable annuity and variable life insurance contracts issued by various insurance companies. VIP Trust is managed by a board of trustees (the “VIP Funds Board”).

C.	Market Vectors ETF Trust

MV Trust is a statutory trust organized under the laws of the State of Delaware on March 15, 2001 and is registered under the Act as a series open-end management investment company. MV Trust currently consists of 60 Funds, each with its own investment objective and policies. Additional Funds of MV Trust may be added in the future MV Trust is managed by a board of trustees (the “MV Trust Board” and, together with the VIP Funds Board and the VE Funds Board, the “Boards”).

D.	Van Eck Associates Corporation

Van Eck Associates Corporation is the investment adviser to the Trusts. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any Adviser to a Fund will be registered under the Advisers Act.

D.	Van Eck Securities Corporation

Van Eck Securities Corporation, a broker-dealer registered under the Exchange Act, and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trusts. The Distributor is a wholly-owned subsidiary of the Adviser. The Distributor (and any future distributor and principal underwriter) will be identified as such in the Prospectus for each Fund and will comply with the terms and conditions of this Application.

III.	APPLICANTS’ PROPOSAL

Each Fund of Funds invests (or, in the case of future Funds of Funds, will invest) in certain Underlying Funds as is, or will be, set forth in the Fund of Funds’ prospectus. Applicants propose that, subject to the terms and the condition set forth in this Application, the Funds of Funds also be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The Funds of Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. The Adviser believes that the ability of the Funds of Funds to invest in Underlying Funds and direct investments in securities in reliance on Rule 12d1-2 in combination with Other Investments will allow the Adviser to create better investment products that are suitable for a wide variety of investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ board of trustees will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that the fees are based on services provided that are in addition to, rather than

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duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)	with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, as amended, or the Commission;

(IV)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act; and

(V)	such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with Section 12(d)(1)(G) of the 1940 Act, as necessary and appropriate for the protection of investors.
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In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper):

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1 under the 1940 Act

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J) of the 1940 Act] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.7 Section 6(c) permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission   .   .   .   by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or

[3]	See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).

[4]	See Adopting Release at 17, n.58.

[5]	Id. at 17-18

[6]	See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

[7]	See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).
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regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F). The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.	SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See, e.g., SSgA Mastertrust and SSgA Funds Management, Inc., Investment Company Act Rel Nos. 31287 (October 7, 2014)(order) and 31249 (September 11, 2014)(notice); Northern Lights Fund Trust, et al., Investment Company Rel. Nos. 31154 (July 15, 2014)(order) and 31087 (June 18, 2014)(notice); Goldman Sachs Trust, et al., File No. 812-14075, Investment Company Rel. Nos. 30522 (May 15, 2013) (order) and 30471 (April 19, 2013) (notice); Columbia Funds Master Investment Trust, LLC, et al., File No. 812-13955, Investment Company Rel. Nos. 30030 (April 10, 2012) (order) and 29980 (March 13, 2012) (notice); DoubleLine Capital LP and DoubleLine Funds Trust, File No. 812-13983, Investment Company Rel. Nos. 29971 (Feb. 28, 2012) (order) and 29943 (Feb. 9, 2012) (notice); DFA Investment Dimensions Group, Inc., et al., File No. 812-13943, Investment Company Rel. Nos. 29838 (Oct. 18, 2011) (order) and 29820 (Sept. 22, 2011) (notice); Legg Mason Equity Trust, et al., File No. 812-13892, Investment

[8]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).
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Company Rel. Nos. 29835 (Oct. 12, 2011) (order) and 28789 (Sept. 15, 2011) (notice); Highland Capital Management, L.P., et al., File No. 812-13890, Investment Company Rel. Nos. 29832 (Oct. 12, 2011) (order) and 29790 (Sept. 15, 2011) (notice); Russell Investment Co., et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 812-13839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

•	Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII.	REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their addresses are as indicated on the cover page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Jonathan R. Simon Van Eck Associates Corporation 335 Madison Avenue New York, NY 10017	Stuart M. Strauss Dechert LLP 1095 Avenue of the Americas New York, NY 10036

The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. The Applicants have attached as an exhibit to the Application the required verifications.

IX.	AUTHORIZATION AND SIGNATURES
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In accordance with Rule 0-2(c) under the Investment Company Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

Jonathan R. Simon is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President of the Distributor; and each Trust pursuant to the general authority vested in him as a Vice President, Secretary and Chief Legal Officer of each Trust.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION
By:	/s/ Jonathan R. Simon	By:	/s/ Jonathan R. Simon
	Name: Jonathan R. Simon		Name: Jonathan R. Simon
	Title: Senior Vice President		Title: Senior Vice President

MARKET VECTORS ETF TRUST		VAN ECK FUNDS
By:	/s/ Jonathan R. Simon	By:	/s/ Jonathan R. Simon
	Name: Jonathan R. Simon		Name: Jonathan R. Simon
	Title: Vice President, Secretary and Chief Legal Officer		Title: Vice President, Secretary and Chief Legal Officer

Dated as of: December 18, 2014

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VERIFICATION OF APPLICATION

The undersigned states that he has duly executed the attached Application for an order, dated December 18, 2014 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation, Market Vectors ETF Trust and Van Eck Funds; that he is the Senior Vice President of Van Eck Associates Corporation and Van Eck Securities Corporation, and Vice President, Secretary and Chief Legal Officer of Market Vectors ETF Trust and Van Eck Funds; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jonathan R. Simon
Name:	Jonathan R. Simon
Date:	December 18, 2014
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